Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.: 333-214488

Date:   February 16, 2017

To:       All CBOE and Bats Employees

From:   Edward Tilly

RE:       CBOE Holdings’ Acquisition of Bats Global Markets Expected to Close on February 28, 2017

I am pleased to inform you that we anticipate the acquisition of Bats Global Markets, Inc. (Bats) by CBOE Holdings, Inc. (CBOE) to be completed on February 28, 2017.  Please refer to the attached press release for more details.

Last week we received the final regulatory approval from the United Kingdom’s Financial Conduct Authority (FCA).  With that approval, all U.S. and European regulatory clearances and approvals have been received and completion of the transaction remains subject to customary closing conditions.

Securing all of the necessary regulatory approvals was a major undertaking, my thanks to all who worked so hard to successfully guide us through a complicated, multi-jurisdictional process.

The sustained efforts of both the CBOE and Bats teams in integration planning and preparation have positioned us to be able to successfully close the transaction at month’s end.  It is a credit to both teams that the groundwork has been laid for our combined company to begin a seamless transition to one company, one team, on Day One.

I thank you and look forward to all that we will accomplish as we move forward together.

This e-mail message and any attachments may contain information that is confidential and proprietary to CBOE Holdings, Inc. (CBOE Holdings), Chicago Board Options Exchange, Incorporated (CBOE), or a CBOE Holdings or CBOE subsidiary and/or information that is protected by the attorney-client or other privilege. If you believe you may not be an intended recipient of this e-mail message, or the employee or agent responsible for delivery of this message to the intended recipient(s), its use and disclosure are STRICTLY prohibited. In that event, please do not read the message or any attachments, notify the sender by reply e-mail that you may have received this message in error, and delete the e-mail message and all attachments and destroy any printed copies of such materials.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Actual results could differ materially from those projected or forecast in the forward-looking statements, including due to the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that CBOE Holdings filed with the SEC on December 12, 2016.

Neither CBOE Holdings nor Bats Global Markets, Inc. (“Bats”) undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.  This communication relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.